SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No._______)

                               Franklin Quest Co.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   354596108
                                 (CUSIP Number)


1)    Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons.      47-0776925

2)      Check the Appropriate Box if a Member of a Group.
           (a)         _____
           (b)          XX
                       -----

3)    SEC Use Only.

4)    Citizensbip or Place of Organization.   State of Nebraska

      Number of Shares Beneficially Owned by Each Reporting Person With:

5)    Sole Voting Power             1,179,400

6)    Shared Voting Power           0

7)    Sole Dispositive Power        1,179,400

8)    Shared Dispositive Power      0

9)    Aggregate Amount Beneficially Owned by Each Reporting Person.   1,179,400

10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares.  (   )

11)   Percent of Class Represented by Amount in Row 9.      5.98%

12)   Type of Reporting Person.     Investment Advisor  (IA)

Check the following box if a fee is being paid with this statement   (  )

SCHEDULE 13G                                                        Page -2

Item 1 (a). Name of Issuer:    Franklin Quest Co.

Item 2 (a). Name of Person Filing:    KPM Investment Management Inc.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 23d-2(b), check whether the person filing is a:

       (e)   [xx]  Investment Adviser registered under section 203 of the
                   Investment Advisers Act of 1940

Item 4. Ownership Investment Advisor, representing numerous discretionary accounts, beneficially owns 1,179,400 shares of common stock representing 5.98% of the total outstanding (19732672). Filer has sole voting and dispositive power.

Item 5.     Ownership of Five Percent (5%) or Less of a Class. [  ]

Item 6.     Ownership of more than Five Percent(5%) on behalf of another person.

            N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            N/A

Item 8.     Identification and Classification of Member of the Group.

            N/A

Item 9.     Notice of Dissolution of Group.

            N/A

Item 10.    Certification


      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were no acquired in connection with or as a participant in any transaction having such purposes or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date  2-3-97                                /S/ Rodney D. Cerny


                         KPM Investment Management, Inc.
                            SECURITY CROSS REFERENCE
                                December 31, 1996

Security:      FNQ (FRANKLIN QUEST CO.)
PRICE:  21.000

PORTFOLIO                                                         TOTAL            MARKET          UNREALIZED
  CODE                 NAME                     QUANTITY          COST             VALUE           GAIN/LOSS
---------  ----------------------------------   --------      ------------     ------------       -----------
 16715360  Omaha Construction Industry P/P        93,000      2,059,403.92     1,953,000.00       -106,403.92
 17285     KPTC FBO: Quality Living Inc. Lied        900         17,640.00        18,900.00          1,260.00
           Endowment
 2085      KP Trust FBO: Ecklund, Glenn Trust      1,100         24,905.00        23,100.00         -1,805.00
 30030656  Abbott, Candace J. - IRA                  800         17,724.45        16,800.00           -924.45
 30213156  Ancona, Carl IRA                          750         14,227.21        15,750.00          1,522.79
 30213535  Antolak, Stanley IRA                    1,200         26,056.28        25,200.00           -856.28
 30416229  Bailey, Pamela G. IRA                   1,000         21,656.34        21,000.00           -656.34
 30918947  Brushwyler, Robert W. -IRA                400          7,692.66         8,400.00            707.34
 31321602  C1ark, John V Jr. -IRA                    800         15,509.61        16,800.00          1,290.39
 31680435  Davis, John B. -IRA                     2,300         45,670.59        48,300.00          2,629.41
 33633526  Frank, Albert R. - IRA                  1,700         39,516.23        35,700.00         -3,816.23
 33936095  Griffis, Gary L. -IRA                     800         18,163.28        16,800.00         -1,363.28
 34440414  Hughes, Virginia - IRA                  1,200         23,189.67        25,200.00          2,010.33
 35698327  Mapes, Jane SEP IRA                     1,400         26,688.66        29,400.00          2,711.34
 35753559  Mahoney, Robert W. - IRA                  200          3,856.34         4,200.00            343.66
 36357879  Naughton, Elizabeth - IRA                 550         10,944.36        11,550.00            605.64
 37670939  Ruge, Daniel MD-IRA                       600         14,106.56        12,600.00         -1,506.56
 38374565  Sorensen, Mark B. MD SEP/IRA            1,600         34,759.85        33,600.00         -1,159.85
 40000084  Midwest Laboratories, Inc., P/S         4,700        105,860.48        98,700.00         -7,160.48
 40000098  Midwest Laboratories, Inc. P/P          4,300         96,374.13        90,300.00         -6,074.13
 40187005  Andersen Berkshire Lauritsen & Brower     850         19,102.90        17,850.00         -1,252.90
           P/S
 40481380  Barlow, Johnson, Flodman, Sutter,       2,100         46,072.81        44,100.00         -1,972.81
           Guenzel & Eske P/S
 40616954  Behlen Mfg. Co. 4OlK Thrift Plan &      8,050        179,968.31       169,050.00        -10,918.31
           Trust
 40617270  Berens & Tate PC 401K                   1,000         22,422.21        21,000.00         -1,422.21
 41315281  City of Holdrege P/P                      550         12,127.15        11,550.00           -577.15
 41321456  City of Gering Police Officers P/P        400          9,059.74         8,400.00           -659.74
           (Conservative Growth)
 41321475  City of Gering Police Officers P/P        250          5,470.46         5,250.00           -220.46
           (Aggressive Growth)
 41321526  Clark Bros. Transfer Inc. ESOP            800         18,088.31        16,800.00         -1,288.31
 41321630  Cliffs Notes Inc. MP P/P                1,000         21,817.43        21,000.00           -817.43
 41422262  Columbus Medical P/P Equity Account     1,800         39,109.87        37,800.00         -1,309.87
 41714114  Fitzgerald, Schorr, Barmettler &        2,200         48,483.52        46,200.00         -2,283.52
           Brennan P/S
 43129791  Erickson & Sederstrom 401K - Balanced   1,200         22,877.06        25,200.00          2,322.94
 43174689  Erickson & Sederstrom P/S                 650         12,415.03        13,650.00          1,234.97
 43174726  Erickson & Sederstrom 401K - Equity     1,450         29,969.90        30,450.00            480.10
 44022765  Hawkins Construction Special Account    1,400         32,871.67        29,400.00         -3,471.67
           P/S
 44206123  Holdrege Medical P/P                    1,100         23,496.75        23,100.00           -396.75


                                              1




                         KPM Investment Management, Inc.
                            SECURITY CROSS REFERENCE
                                December 31, 1996




SECURITY:      FNQ (FRANKLIN QUEST CO.)
PRICE:  21.000

PORTFOLIO                                                         TOTAL            MARKET          UNREALIZED
  CODE                 NAME                     QUANTITY          COST             VALUE           GAIN/LOSS
---------  ----------------------------------   --------      ------------     ------------       -----------
 44423862  Indiana Seed Co. P/S                      200          4,637.50         4,200.00           -437.50
 44440003  Vishay Intertech Master Trust - KPM -  13,800        292,017.55       289,800.00         -2,217.55
           Hourly P/P of Sprague Elec.
 44490781  Jaeger, Thomas, MD Profit Sharing Plan    700         15,351.47        14,700.00           -651.47
 44541281  IBEW Local No. 22-NECA Pension Plan     7,100        158,302.30       149,100.00         -9,202.30
 44543954  Painters Local #109 Pension Fund        3,600         80,915.88        75,600.00         -5,315.88
 45004086  Sioux City Foundry P/P                  1,200         23,814.65        25,200.00          1,385.35
 45971340  Medical Lab Inc. P/P IBO: Dr. Skoog     2,000         45,926.81        42,000.00         -3,926.81
 45990904  Fremont Area Medical Center Equity     18,700        421,448.74       392,700.00        -28,748.74
 46357949  Nebraska Public Employees Balanced     31,600        676,823.05       663,600.00        -13,223.05
           Acct. - Equity
 46357954  Nebraska County Employees Balanced      8,450        180,594.73       177,450.00         -3,144.73
           Acct. - Equity
 46434071  Nebraska County Employees Quality      27,900        606,508.74       585,900.00        -20,608.74
           Growth Account
 46434523  Nebraska Public Employees Quality      99,650      2,168,103.94     2,092,650.00        -75,453.94
           Growth Account
 46601512  North Platte Firefighters Pension Plan  2,850         62,420.11        59,850.00         -2,570.11
           (Equity)
 46762977  Omaha Public Power District Retirement 79,000      1,744,860.39     1,659,000.00        -85,860.39
           Plan
 46865560  Paulsen Development Construction Inc.     400          7,701.00         8,400.00            699.00
           401K Equity)
 46866079  Reilly, Petersen & Hannan, P.L.C.         900         17,458.70        18,900.00          1,441.30
           P/S-Equity Account
 47066831  Plaindealer Publishing Co., Inc. 401K R/P 600         11,677.44        12,600.00            922.56
 47066869  Popham, Haik, Schonbrich et al 401K       550         13,276.69        11,550.00         -1,726.69
           FBO: Hugh V Plunkett Ill
 47369022  Reinke Mfg. Co., Inc. Employee P/S      2,700         57,794.00        56,700.00         -1,094.00
 47369055  Reinke Mfg. Co. Inc. Employer P/S       1,100         24,095.99        23,100.00           -995.99
 47789004  Schluter, Judith H.                       950         19,130.50        19,950.00            819.50
 48096144  Danko Emergency Equipment P/S Equity    1,500         33,769.11        31,500.00         -2,269.11
           Account
 48096200  Smeal Fire Apparatus P/S Equity         3,000         67,494.73        63,000.00         -4,494.73
           Account
 48096262  Smeal Manufacturing Company P/S           750         16,736.73        15,750.00           -986.73
           Equity Account
 48677034  Milbourn, Fehringer, Kessler & Peetz    1,200         27,094.75        25,200.00         -1,894.75
           P.C. 401K P/S & Trust
 49385510  Wintz Funeral Home Inc. P/S Plan          400          7,650.62         8,400.00            749.38
 50617236  Berry, Rose Mary                          600         11,212.04        12,600.00          1,387.96
 50619607  Bellevue University Ada & James           700         14,682.50        14,700.00             17.50
           Redding Endowed Business Chair


                                              2




                         KPM Investment Management, Inc.
                            SECURITY CROSS REFERENCE
                                December 31, 1996



SECURITY:      FNQ (FRANKLIN QUEST CU.)
PRICE:  21.000

PORTFOLIO                                                         TOTAL            MARKET          UNREALIZED
  CODE                 NAME                     QUANTITY          COST             VALUE           GAIN/LOSS
---------  ----------------------------------   --------      ------------     ------------       -----------
 50717721  Bishop Clarkson Memorial Foundation /   29,900       677,064.70       627,900.00        -49,164.70
           Equity
 50717735  Bishop Clarkson Memorial Foundation      1,300        29,293.60        27,300.00         -1,993.60
           Scholarship Fund / Equity
 50818273  Borchert, Marshall & Jennie                600        14,182.13        12,600.00         -1,582.13
 51220744  Central States Health & Life of Omaha   13,900       314,096.90       291,900.00        -22,196.90
 51262381  Catrucco, John                             150         3,526.89         3,150.00           -376.89
 51315285  Grand Island Police Offlcers P/P         1,600        36,133.05        33,600.00         -2,533.05
 51315290  Grand Island FireFighters P/P Equity     7,100       159,521.52       149,100.00        -10,421.52
 51320096  KPM FUNDS, Inc. Equity Portfolio        48,000     1,052,914.25     1,008,000.00        -44,914.25
 51320994  Children's Hospital Foundation          12,900       291,894.00       270,900.00        -20,994.00
 51442495  Omaha Archdiocesan Foundation Inc.       2,200        48,102.50        46,200.00         -1,902.50
           (Equity)
 51447059  Conception Benedictine Trust             3,800        73,537.37        79,800.00          6,262.63
 51519697  Creighton University Endowment Fund     83,300     1,766,697.54     1,749,300.00        -17,397.54
 51519701  Creighton Prep Endowment Fund /          3,600        81,710.87        75,600.00         -6,110.87
           Equity
 51523232  Custer Public Power District Money       3,000        69,365.31        63,000.00         -6,365.31
           Purchase P/P
 51724546  Devita Family Trust                      1,000        22,233.62        21,000.00         -1,233.62
 51925173  Dolce, Mary Revocable Trust                500         9,544.12        10,500.00            955.88
 51925187  Dolce, John Revocable Trust                500         9,544.12        10,500.00            955.88
 52127033  Edwards, Robert & Charlene               1,100        23,110.20        23,100.00            -10.20
 53834623  Geneva Tube Inc.                         2,300        45,709.02        48,300.00          2,590.98
 54338694  Hetzler, Marilynn  Tr                    1,400        27,411.87        29,400.00          1,988.13
 54339009  Hill, William R.                           125         2,895.48         2,625.00           -270.48
 54489579  Jacobsen, Thomas                           600        11,484.19        12,600.00          1,115.81
 54543901  Insurance Consultants Inc.                 800        15,582.50        16,800.00          1,217.50
 54646353  Jacobsen, Peter L. & Ellen G. Trust        300         5,728.83         6,300.00            571.17
 54721700  KPM Equity Partners LP                  14,100       268,242.46       296,100.00         27,857.54
 54948690  Katelman, Lorrie Farris Trust              400         7,444.72         8,400.00            955.28
 55018120  Klein, John Trust                          300         5,985.00         6,300.00            315.00
 55552649  Loseke, Lavonne                          1,900        40,931.96        39,900.00         -1,031.96
 55652998  Lutheran Family Services Foundation        575        13,338.37        12,075.00         -1,263.37
           Equity
 55753327  Maasdam, Chris F. & Cathy A.               350         6,697.03         7,350.00            652.97
 55754567  McKinney, Daniel MD                      1,600        36,799.86        33,600.00         -3,199.86
 56019915  Mueller-Schluter LP                      8,600       164,880.40       180,600.00         15,719.60
 56146391  Miskowski, James                           200         4,757.50         4,200.00           -557.50
 56257138  Muilenburg, Conrad D.                      950        19,951.09        19,950.00             -1.09
 56331992  Farmers Mutual United Insurance          1,200        26,824.27        25,200.00         -1,624.27
           Company
 56357944  NE Farmers Mutual Reinsurance              850        18,938.47        17,850.00         -1,088.47
           Association


                                              3




                         KPM Investment Management, Inc.
                            SECURITY CROSS REFERENCE
                                December 31, 1996

SECURITY:      FNQ (FRANKLIN QUEST CO.)
PRICE:  21.000

PORTFOLIO                                                         TOTAL            MARKET          UNREALIZED
  CODE                 NAME                     QUANTITY          COST             VALUE           GAIN/LOSS
---------  ----------------------------------   --------      ------------     ------------       -----------
56357977   Nebraska Investment Council - Fund B   60,200      1,341,387.00     1,264,200.00        -77,187.00
           Small Cap
56459018   Notre Dame Sisters Endowment Equity     2,500         55,434.45        52,500.00         -2,934.45
56662147   Olsen, Cheryl K. Revocable Trust          800         15,854.45        16,800.00            945.55
56662468   O'Neal, T. Keith                        2,200         42,416.07        46,200.00          3,783.93
56865734   Peck, John M.                           1,800         35,293.02        37,800.00          2,506.98
56872876   Peller, Thelma L.                         200          4,282.92         4,200.00            -82.92
57167410   Prebula, Alvin & Stephanie              1,300         25,217.65        27,300.00          2,082.35
57368606   Ragan, Daniel                             500         10,990.00        10,500.00           -490.00
57368611   Ragan, John T., Jr.                     1,200         22,737.50        25,200.00          2,462.50
57371927   Schneider, Ronald & Janice Funnel Trust 1,700         32,284.12        35,700.00          3,415.88
57871946   Schluter, Fredric E., Jr.                 650         13,139.02        13,650.00            460.98
57871951   Schelkopf, Stanley & Donna                900         16,864.98        18,900.00          2,035.02
57871965   Schluter, F. E., Jr. Partners Acct. 2     700         14,199.00        14,700.00            501.00
57952513   Shenandoah Memorial Hospital            2,600         58,800.71        54,600.00         -4,200.71
53072449   Seno A Partnership FBO: James C         1,350         26,417.97        28,350.00          1,932.03
           Ransom
58072454   Seno A Partnership FBO: Ransom            500          9,646.50        10,500.00            853.50
           Generation Skipping Trust
58777207   Theilen, Robert W.                      1,200         23,418.74        25,200.00          1,781.26
58880493   United of Omaha Common Stock          125,850      2,842,793.65     2,642,850.00       -199,943.65
           Portfolio
58880501   United Value Equity Fund              243,400      5,354,743.45     5,111,400.00       -243,343.45
58980497   University of Nebraska Foundation       1,000         22,311.90        21,000.00         -1,311.90
58980505   United World                            5,200        117,525.40       109,200.00         -8,325.40
59183521   Wai, Lambert K. Trust                   1,100         24,704.69        23,100.00         -1,604.69
59268105   Hestmark, Virginia W. Trust             1,800         34,996.18        37,800.00          2,803.82
59638106   YSB FBO: Inness, Helen Revocable        1,000         21,803.13        21,000.00           -803.13
           Trust
59688168   Youngstrom, Warren & Jacqueline         1,600         30,074.77        33,600.00          3,525.23
59688210   YSB FBO: Kennedy, L.C. Marital Trust      700         14,392.72        14,700.00            307.28
7441       KP Trust Co. FBO: Richardson, Leitha K.   600         12,285.00        12,600.00            315.00
7442       KP Trust Co. FBO: Richardson, W.A. Tr.    600         12,285.00        12,600.00            315.00
7764       KPTC: Scottsbluff Police Officers       2,800         62,419.47        58,800.00         -3,619.47
           Pension Plan
7769       KPTC: Scottsbluff FireFighters Pension  2,400         55,540.32        50,400.00         -5,140.32
           Plan
 822       Kittredge, Wi1liam R. - IRA               700         15,844.75        14,700.00         -1,144.75
9524       KP Trust FBO: Wood, Jane R.               350          7,166.25         7,350.00            183.75
rock       Rocky Mountain Equity Fund              2,800         65,580.00        58,800.00         -6,780.00
                                               ---------     -------------    -------------     -------------
                                               1,179,400     25,827,775.92    24,767,400.00     -1,060,375.92

                                              4